                                                                        www.umc.com

Exhibit

Exhibit Description

99.1	Announcement on 2016/03/01: Change of representative of juristic-person director

99.2	Announcement on 2016/03/09: UMC will attend investor conferences on 2016/03/14

99.3	Announcement on 2016/03/16: To clarify news reported by Economic Daily News on March 16, 2016

99.4	Announcement on 2016/03/21: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2016/03/09 February Revenue

99.6	Announcement on 2016/03/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Change of representative of juristic-person director

1. Date of occurrence of the change: 2016/03/01
2. Name of juristic-person director/ supervisor: UMC Science and Culture Foundation
3. Name and resume of the replaced person: Jann-Hwa Shyu, Senior Vice President of UMC
4. Name and resume of the replacement: Shan-Chieh Chien, Vice President of UMC
5. Reason for the change: Replacement of representative
6. Original term (from        to       ): from 2016/03/01 to 2018/06/08
7. Effective date of the new appointment: 2016/03/01
8. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2016/03/14

1. Date of the investor conference: 2016/03/14~2016/03/15
2. Time of the investor conference: 09:30 AM
3. Location of the investor conference: Shangri-La’s Far Eastern Plaza Hotel Taipei, Taiwan
4. Brief information disclosed in the investor conference:

The Company will attend the “2016 Asia Pacific Telecom, Media & Technology Conference(TTB)”, held by Bank of America Merrill Lynch.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2016/01/27.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.3

To clarify news reported by Economic Daily News on March 16, 2016

1. Date of occurrence of the event: 2016/03/16
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Economic Daily News
6. Content of the report: 3 high-tech companies experienced a combined estimated loss of NT 15 billion as a result of the Feb. 6th earthquake in southern Taiwan.
7. Cause of occurrence: The claim procedure with adjusters stemming from the recent earthquake that occurred on Feb. 6th, 2016 is still ongoing, with the stated amount in media reports being only an estimation created by the media. Related loss amount and claim settlement are still undergoing claim procedures
8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/01/29~2016/03/21
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 496,814,880; total transaction price: NT$ 496,814,880
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
March 09, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes%
February	Net sales	9,478,048	12,056,194	(2,578,146)(21.38%)
Year-to-Date	Net sales	21,484,905	24,939,478	(3,454,573)(13.85%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,404,230
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of February, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of	Number of shares as
		shares as of	of February 29,
Title	Name	January 31, 2015	2016	Changes
Chief Human Resources Officer	Eric Chen	95,557	65,557	(30,000)

Associate Vice President	Osbert Cheng	60,938	938	(60,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	January 31, 2016	February 29, 2016	Changes
—	—	—	—	—